EXHIBIT 3.3

                  BT FINANCIAL CORPORATION

                Amendment to the Articles of
          Incorporation Adopted by the Shareholders



The nature of the amendment is:

     "5. The amount of authorized capital stock of the corporation is twenty-seven million (27,000,000) shares divided into classes as follows:

          (a) Two million (2,000,000) shares of Preferred Stock without par value. The Board of Directors shall have authority to create and authorize the issuance of one or more series of Preferred Stock, not to exceed an aggregate of two million (2,000,000) shares, without par value, with full, limited, multiple or fractional, or no voting rights, and to fix by resolution the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, redemption rights and other special rights, if any, applicable to any such series.

          (b) Twenty-five million (25,000,000) shares of Common Stock of the par value of $5.00 per share."